September 26, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Chris Ronne

Re:	PQ Group Holdings Inc. (the “Company”) Registration Statement on Form S-1 File No. 333-218650

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as Representatives of the several underwriters of the Company’s proposed public offering of shares of the Company’s common stock, we hereby join the Company’s request for acceleration of the effective date of the above-referenced Registration Statement, as amended, requesting effectiveness for 4:00 p.m., Eastern Time, on September 28, 2017 or as soon thereafter as practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have distributed approximately 4,866 copies of the Company’s Preliminary Prospectus dated September 19, 2017 through the date hereof to underwriters, dealers, institutional investors and others.

The undersigned, as Representatives of the several underwriters, have complied and will continue to comply, and have been informed by the participating underwriters that they have complied and will continue to comply, with the provisions of Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

Very truly yours,

MORGAN STANLEY & CO. LLC GOLDMAN SACHS & CO. LLC

As Representatives of the Several Underwriters By: Morgan Stanley & Co. LLC

By:	/s/ Neil Guha
Name:	Neil Guha
Title:	Vice President
By: Goldman Sachs & Co. LLC

By:	/s/ Adam Greene
Name:	Adam Greene
Title:	Vice President

[Signature Page to Acceleration Request]